L Catterton Asia Acquisition Corp

8 Marina View, Asia Square Tower 1

#41-03, Singapore 018960

March 9, 2021

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
Office of Energy & Transportation
100 F Street, N.E.
Washington, D.C. 20549

Attention: Karina Dorin

Re:	L Catterton Asia Acquisition Corp
Registration Statement on Form S-1

File No. 333-253334

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, L Catterton Asia Acquisition Corp (the “Company”) hereby requests acceleration of the effective date of the above referenced Registration Statement to 4:00 p.m., Eastern Time, on March 10, 2021, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Kirkland & Ellis LLP, request by telephone that such Registration Statement be declared effective.

Please contact Ben James, of Kirkland & Ellis, special counsel to the Company, at +852 3761 3412, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,

/s/ Chinta Bhagat
Name: Chinta Bhagat
Title: Co-Chief Executive Officer